                                   Exhibit 99.2



                                                                    Jim Seward
                                                                    Kim Schaefer
                                February 26, 1997



SEAFIELD CAPITAL CORPORATION
ANNOUNCES SUBSIDIARY NOTE
CONVERSION AND PLANS TO
EXPLORE DISTRIBUTION SUBSIDIARY
STOCK TO SEAFIELD SHAREHOLDERS
_______________________________

     Kansas City, MO-Seafield Capital Corporation (Seafield) announced today that it has converted a $23.5 million Response Oncology, Inc. (Response) note and accrued interest thereon into Response common stock. The note was converted at $8 per share, resulting in 3,020,536 additional shares of Response owned by Seafield. Seafield now owns 8,077,392 shares of Response, or approximately 67% of Response shares outstanding. The conversion will increase Response's shareholders equity to approximately $62 million, and combined with Response's NationsBank credit facility, should place Response in a solid financial position to pursue the growth of its oncology services.

     With the conversion of the note having been completed, Seafield is exploring a possible distribution to its shareholders of all of its Response shares in the second quarter of 1997. However, Seafield expects that any distribution would be made only pursuant to a Registration Statement filed with and declared effective by the Securities and Exchange Commission.


                                    #########